

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2024

Michael Winston
Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, NV 89135

      Re: Jet.AI Inc.
           Registration Statement on Form S-3
           Filed August 15, 2024
           File No. 333-281578

Dear Michael Winston:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cheryl Brown at 202-551-3905 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation

cc: Kate Bechen